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                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                          December 12, 2000

                                                          December 11, 2000
Media Contact:      Ed Nicholson
                   (501) 290-4591

Investor Contact:   Louis Gottsponer
                   (501) 290-4826

              Tyson Commences Cash Tender Offer for IBP stock
                             at $26 per Share


     Springdale, Arkansas (December 11, 2000)-- Tyson Foods, Inc. (NYSE:
TSN) announced today it is commencing a cash tender offer to purchase up to 50.1% of the outstanding shares of common stock of IBP, inc. (NYSE: IBP) for $26.00 per share.

     John Tyson, Tyson's Chairman, President and CEO, said, "We have begun the due diligence process, and at this point have identified up to $100 million in annual synergies, and expect to achieve half of that in the first year. Obviously, this adds to the significant accretion that we expect to realize on both a GAAP and cash basis, as we announced in our proposal last week."

     Tyson added, "We believe IBP has an excellent strategy to drive change through convenience, value added, and retail case ready products. We firmly believe that with our experience in these areas we can accelerate their progress and insure their success. This will allow us significant opportunity for top line growth and margin expansion as we go forward.

     "Additionally, Tyson's leadership position in foodservice makes us uniquely qualified to capitalize on the scale IBP has created with their Foodbrands group. The synergies between our value added business and our prepared foods subsidiaries, when coupled with Foodbrands broad offerings are significant. We are excited about the possibilities."

     The offer is part of a proposal by Tyson to acquire all of the outstanding shares of IBP in a negotiated transaction. Tyson has delivered to IBP a form of merger agreement and intends to seek to negotiate with IBP with respect to the proposed acquisition. The merger agreement contemplates a second step merger in which all remaining IBP shareholders would receive in exchange for their shares, shares of Tyson Class A common stock having a value of $26.00 per share, if during the relevant pricing period before the merger, the average per share price of Tyson's Class A common stock is at least $12.60 and no more than $15.40.




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     A Special Committee of independent directors of IBP is currently evaluating various acquisition proposals, including Tyson's. As part of the process, Tyson entered into a confidentiality agreement with the Company that permits Tyson to make the offer. Tyson is commencing the offer at this time in order to begin to clear regulatory hurdles and to give IBP shareholders the opportunity, when Tyson and IBP enter into a merger agreement as proposed by Tyson, to quickly receive the cash consideration offered by Tyson.

     The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, January 10, 2001, unless extended.

     The tender offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of IBP common stock representing, together with the shares owned by Tyson, at least 50.1% of the total number of shares outstanding; (2) Tyson being satisfied, in its sole discretion, that the existing Agreement and Plan of Merger dated October 1, 2000 among the IPB, Rawhide Holdings Corporation and Rawhide Acquisition Corporation has been terminated; (3) the execution by Tyson of a definitive merger agreement with IBP, in form satisfactory to Tyson in its sole discretion; (4) Tyson being satisfied that the provisions of section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict Tyson's tender offer and the proposed merger; and (5) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other customary conditions, but is not conditioned upon financing.

     Merrill Lynch & Co. is acting as Dealer Manager for the tender offer and MacKenzie Partners , Inc. is acting as Information Agent.

     Tyson Foods will hold a conference call tomorrow, Tuesday, December
12, at 9:30 a.m. CST (10:30 a.m. EST). The call will be Webcast live on the Internet at www.tyson.com/investorrel/conferencecalls.asp. To listen live via telephone, call 888-989-4503. The passcode is Tyson Foods. The call will be archived at www.prnewswire.com and www.tyson.com/investorrel within two hours of the conclusion of the call. A telephone replay will be available beginning at 1:30 p.m. CST tomorrow through January 12 at 888-277-5140.

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a provider of live swine.





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About IBP, inc.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP
International Sales Company.

Forward Looking Statements.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief as to the amount of annual synergies and that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.












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Important Information
Lasso Acquisition Corporation ("Lasso"), a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") is commencing an offer for up to 50.1% of the outstanding shares of common stock, on a fully-diluted basis of IBP, inc ("IBP") at 26.00 net per share to seller in cash. The offer currently is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, January 10, 2001, unless extended by Lasso in its discretion.

Tyson's offer is being made only by way of an Offer to Purchase and related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of IBP's shares. More detailed information pertaining to Tyson's offer and the proposed merger will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson, Lasso and IBP, without charge, at the SEC's internet site (http://www.sec.gov). Copies of any filings containing information about Tyson can also be obtained, without charge, by directing a request to Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999,
Attention: Office of the Corporate Secretary (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this press release, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.